NEWS RELEASE

Company Contact:
Barry Regenstein, President
Command Security Corporation
845-454-3703

COMMAND SECURITY CORPORATION
REPORTS
FIRST FISCAL QUARTER RESULTS

Lagrangeville, New York***August 14, 2007***Command Security Corporation (Amex: MOC) announced today its financial and operating results for the first fiscal quarter ended June 30, 2007.

For the three months ended June 30, 2007, revenues increased $5,777,994, or 25.9%, to $28,083,888, compared with revenues of $22,305,894 in the same period of the prior year. Net income increased $254,540 to $458,865, or $.04 per share, compared with $204,325, or $.02 per share, in the same period of the prior year.

The increase in revenues for the three months ended June 30, 2007 was due mainly to the purchase of a security services business in California and new and existing airline customers at Los Angeles and San Jose International Airports in California and John F. Kennedy International Airport and LaGuardia Airport in New York. Net income for the three months ended June 30, 2007 includes a recovery and gain totaling approximately $417,000 (before taxes) associated with stock received by the Company in connection with its claims related to the bankruptcy filings of United and Northwest Airlines.

Barry I. Regenstein, President of Command Security, said, “We are pleased with our results for the first quarter. Our ability to achieve both top and bottom-line growth demonstrates the success of our growth strategy and continued demand for our services in the primary markets we serve.

He added, strategically, we are preparing for the future by building a platform for long-term growth. This includes expanding our sales and marketing resources, bolstering our managerial infrastructure and continuing to focus on controlling costs. We are now entering the acceleration phase of our strategic plan, and will continue to expand both geographically and vertically. We are pleased with our progress to date, and we remain confident that our business model will continue to yield long-term attractive results.”

About Command Security Corporation

Command Security Corporation provides aviation and security services to protect buildings, assets and people through over thirty company-owned offices in fourteen states. We safeguard against theft, fraud, fire, intrusion, vandalism and the manifold threats that today’s world brings. Partnering with each client, Command Security designs programs customized to meet specific security needs and solve problems. To every situation the Company brings years of expertise - sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology. Its mission is: to enable businesses to operate without disruption or loss, and to create safe environments for people to work in.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of various factors including the ability of the Company to successfully commercialize its new technologies as well as risk factors set forth under “Risk Factors” in the Company’s annual report on Form 10-K for the year ended March 31, 2007, and such other risks detailed from time to time in the Company’s periodic and other reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For more information concerning the Company, please refer to its website at www.commandsecurity.com and to the Edgar website www.sec.gov/edgar.shtml.

COMMAND SECURITY CORPORATION

	Three Months Ended June 30,
	2007	2006
Revenues	$28,083,888	$22,305,894
Operating income	781,441	231,599
Other expense	147,576	27,274
Provision for income taxes	175,000	--
Net income	$458,865	$204,325
Net income per common share Basic Diluted	$0.04 $0.04	$0.02 $0.02
Weighted average number of common shares outstanding Basic Diluted	10,677,141 11,264,038	10,137,970 10,559,684

Balance Sheet Highlights	June 30, 2007	March 31, 2007
	(Unaudited)	(Audited)

Cash	$ 286,965	$ 220,040
Accounts receivable	20,062,693	17,978,737
Total current assets	22,602,291	22,184,356
Total assets	28,938,728	25,329,577
Total current liabilities	16,871,498	15,670,693
Short-term debt	9,300,761	8,734,119
Long-term debt	2,937	5,902
Total liabilities	17,509,958	16,225,741
Stockholders’ equity	11,428,770	9,103,836
Total liabilities and stockholders’ equity	$ 28,938,728	$ 25,329,577